FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: January 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Richard Michael Jones, CEO of Platinum Group Metals Ltd. (the “Corporation”), certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Platinum Group Metals Ltd., (the “issuer”) for the annual period ending August 31, 2004.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation

Date: January 14, 2005

“Richard Michael Jones”

   President & CEO

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Frank R. Hallam, CFO of Platinum Group Metals Ltd. (the “Corporation”), certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Platinum Group Metals Ltd., (the “issuer”) for the annual period ending August 31, 2004.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation

Date: January 14, 2005

   “Frank R. Hallam”

Chief Financial Officer

Platinum Group Metals Ltd.

(Development Stage Company)

Consolidated Interim Financial Statements

For the three month period ended November 30, 2004

Filed: January 28, 2005

A copy of this report will be provided to any shareholder who requests it.

The attached interim financial statements have not

 been reviewed by the Company’s auditors

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Balance Sheets

November 30, 2004

INTERIM BALANCE SHEET

	NOV. 30, 2004	AUG. 31, 2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,831,514	$2,423,176
Amounts receivable (Note 4)	364,844	241,135
Marketable Securities (market value - $407,500)	251,750	331,750
Prepaid expenses and other	39,772	28,194
Total current assets	3,487,880	3,024,255

MINERAL PROPERTIES (Note 6)	7,137,712	5,995,550
FIXED ASSETS (Note 8)	192,184	114,214
Total assets	$10,817,776	$9,134,019

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$519,683	$659,895
Current portion of capital lease	4,017	-
Total current liabilities	523,700	659,895

Long-term portion of capital lease	28,498	-
Future income taxes	427,000	427,000
	979,198	1,086,895
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 7)
Issued and outstanding at Nov. 30, 2004
-37,910,364 common shares (August 31, 2004
-34,587,415 common shares)	17,330,226	14,990,075
CONTRIBUTED SURPLUS (Note 8 c)	185,432	134,932
DEFICIT	(7,677,080)	(7,077,883)
	9,838,578	8,047,124
Total liabilities and shareholders’ equity	$10,817,776	$9,134,019

Continuing Operations (Note 1)

Contingency and Commitments (Note 11)

APPROVED BY DIRECTORS:

“R. Michael Jones”

________________________________

“Frank R. Hallam”

__________________________________

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Operations

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004

	Three Months Ended Nov. 30, 2004	Three Months Ended Nov. 30, 2003
	$	$
EXPENSES
Amortization	15,323	3,535
Annual general meeting	12,840	9,800
Bank charges & interest	162	681
Corporate Finance fees	-	25,000
Filing and transfer agent fees	3,263	15,856
Foreign Exchange	(8,216)	(787)
Insurance	7,930	2,921
Management and consulting fees	80,956	70,876
News Releases, printing & mailout	5,212	7,521
Office and miscellaneous	30,373	16,074
Professional fees	74,748	14,405
Promotion	19,795	41,947
Rent	28,647	15,696
Salaries and benefits	150,038	76,509
Shareholder relations	657	2,062
Stock based compensation (Note 7 c)	50,500	-
Telephone	11,745	7,981
Travel	54,767	42,909
Part XII.3 interest	-	6,500
	(538,740)	(359,486)

REVENUE
Interest Income	3,750	2,208
Services Revenue	34,691	37,749
Finders Fee	-	-
Expense Recoveries	-	248
	38,441	40,205

LOSS BEFORE OTHER ITEM	(500,299)	(319,281)

OTHER ITEM
Property investigations	-	203
Mineral property costs written off	15,450	26,290
Equity Loss and writedown of Active Gold (Note 5)	76,287	55,067
Loss on sale of office furniture	7,161	-
	(98,898)	(81,560)

LOSS FOR THE PERIOD	(599,197)	(400,841)

DEFICIT, beginning of period	(7,077,883)	(4,489,256)
DEFICIT, end of period	(7,677,080)	(4,890,097)

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004

	Three Months Ended Nov. 30, 2004	Three Months Ended Nov. 30, 2003
OPERATING ACTIVITIES
Loss for the period	(599,197)	(400,841)
Add items not affecting cash:
Amortization	15,323	3,535
Loss on sale of capital assets	7,161
Write Off Mineral Property	15,450	26,290
Recovery received in shares	-	-
Non-cash share compensation expense	50,500	-
Non-cash share expense	80,000	-
Net change in non-cash working capital	(242,984)	195,651
	(673,747)	(175,365)
FINANCING ACTIVITIES
Issuance of shares	2,312,151	3,245,141
	2,312,151	3,245,141
INVESTING ACTIVITIES
Acquisition of capital assets	(102,814)	(26,329)
Sale of capital assets	2,360	-
Acquisition cost of mineral properties	(215,864)	(80,595)
Exploration & development expenditures	(913,748)	(650,283)
Performance Bonds	-	(3,000)
	(1,230,066)	(760,207)
INCREASE (DECREASE) IN CASH & EQUIVALENTS	408,338	2,309,569
CASH & EQUIVALENTS, beginning of period	2,423,176	994,650
CASH & EQUIVALENTS, end of period	2,831,514	3,304,219

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)

During the period ended November 30, 2004, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.

(ii)

During the period ended November 30, 2004 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (“Active Gold”) from six of Active Gold’s founding shareholders, all of whom are at arm’s length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company’s holdings of that security.  As Active Gold is estimated to have nominal value, the transaction was entered into for the purpose of preserving existing business relationships. The Company will record the exchange as an expense.

(iii)

During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.

(iv)

During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties’ costs.

(v)

During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company’s Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

No interest or income tax expenses were paid during the period.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

1.

CONTINUING OPERATIONS

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario and the Republic of South Africa.  The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  The Company defers all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 14.

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. (“PTM RSA”).  PTM RSA holds mineral rights and conducts operations in the Republic of South Africa.  All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or disposed of either through sale or abandonment.  The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities

Marketable securities are recorded at the lower of cost or market value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

 (f)

Stock-based compensation

The Company has adopted the original recommendations of CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective September 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price.  Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (h)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The carrying values of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values. The fair value of marketable securities are as disclosed on the balance sheet.

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

 (j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those estimates.

3.

AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium.  The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium.  Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted at a ratio of 1.65:1.  This business combination has been accounted for as a purchase transaction with predecessor company Platinum Group Metals Ltd. identified as the acquirer and New Millennium identified as the acquiree.  Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share.  Costs of the amalgamation totalled $231,325.  Total cost to the Company was therefore $1,541,710.  Results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

The fair value of assets acquired from New Millennium was as follows:

Current assets	$81,206
Mineral properties	1,930,444
Capital assets	3,697
Accrued liabilities	(164,637)
Future income liability	(309,000)
$1,541,710

4.

AMOUNTS RECEIVABLE

	Nov. 30, 2004	Aug. 31 2004

Advances receivable	$16,302	$-
Goods and Services Tax recoverable	27,407	33,186
South African Value Added Tax (VAT) recoverable	290,567	198,449
Interest receivable	4,731	9,500
Other	25,837	-
	$364,844	$241,135

 Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

5.

INVESTMENTS

(a)

Active Gold Group Ltd.

Active Gold Group Ltd. (“AGG Canada”) was incorporated under the Canada Business Corporations Act with one share issued to the Company on June 11, 2002.  In August 2002 AGG Canada acquired a 100% private subsidiary in the Republic of South Africa named Active Gold Group RSA (Pty) Limited (“AGG RSA”).  In 2003 the Company and other investors subscribed for further common shares of AGG Canada.  At August 31, 2004 the Company held 1,461,905 shares (26.79%) of AGG Canada at a cost of $160,327.  Subsequent to August 31, 2004 the Company acquired a further 1,407,069 shares of AGG Canada as described in Note 15.  AGG Canada is a private corporation and it shares common directors and officers with Platinum Group Metals Ltd.  Advances by the Company to AGG Canada were related to commercial activity in the normal course of business.

In 2003 AGG RSA failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned.  Both AGG Canada and AGG RSA are now dormant.  In 2003 the Company wrote off its remaining investment in and advances to AGG Canada after recognizing its equity in the losses of AGG Canada.  A summary of the Company’s investment and advances to AGG Canada is as follows:

Advances, at August 31, 2002	$5,911
Investment	160,327
Advances	45,487
211,725
Equity in loss of AGG Canada	(187,000)
Write-down of investment in and advances to AGG Canada	(24,725)
Balance, at August 31, 2003	$-
Advances	90,062
Write-down of investment in and advances to AGG Canada	(90,062)
Balance, at August 31, 2004	$-
Advances	76,287
Write-down of investment in and advances to AGG Canada	(76,287)
Balance, at November 30, 2004	$-

On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (“Active Gold”) from six of Active Gold’s founding shareholders, all of whom are at arm’s length to the Company, in exchange for 399,999 shares (market value $160,000) of Sydney Resource Corporation, paid from the Company’s holdings of that security. See Note 5.(c).  As Active Gold is estimated to have nominal value, the transaction was entered into for the purpose of preserving existing business relationships. The Company will record the exchange as an expense.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

5.

INVESTMENTS  (continued)

(b)

MAG Silver Corporation

During 2003 the Company was paid a finders’ fee of 200,000 shares of MAG Silver Corporation for the introduction of MAG Silver to certain people and mineral properties located in Mexico.  The shares were recorded at their issue price of $0.50 per share.  During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $104,000 at November 30, 2004.

(c)

Sydney Resource Corporation

On February 18, 2002, New Millennium granted Sydney Resource Corporation an option to earn a 50% interest in New Millenium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia, in exchange for cash payments of $53,000 over five years and $1,000,000 in work over five years.  On December 2, 2003 the Company and Sydney agreed to terminate the Option and the Company then sold the property to Sydney outright in exchange for 1,200,000 shares of Sydney at a value of $0.20 per share.  During the period ended November 30, 2004 the Company exchanged 399,999 of these Sydney shares for the purchase of 1,407,069 shares of Active Gold Group Ltd. as described in Note 5 (a). At November 30, 2004 these shares had a market value of $0.32 each.

6.

MINERAL PROPERTIES

Mineral properties consist of the following:

Annual Expenditure by Category	NOV. 30 2004	AUG. 31, 2004	AUG. 31, 2003

Acquisition Costs	$243,864	$515,777	$459,809
Assays & geochemical	139,982	315,001	220,334
Drilling	350,562	1,081,099	365,780
Geological	312,772	979,836	460,875
Geophysical	24,225	155,532	80,440
Maps, fees and licenses	5,831	26,904	37,318
Reclamation	-	4,480	-
Site administration	53,052	72,150	35,279
Travel	27,323	76,411	56,108
	1,157,612	3,227,189	1,715,943
Less recoveries (adjustments)	-	78,750	(40,335)
	1,157,612	3,148,439	1,756,278
Total, beginning of year	5,995,550	3,891,653	2,951,089
Less amounts written off	(15,450)	(1,044,542)	(815,714)
	5,980,100	2,847,111	2,135,375
Total, end of period	$7,137,712	$5,995,550	$3,891,653

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

6.

MINERAL PROPERTIES (continued)

Annual Balance by Category	NOV. 30, 2004	AUG. 31, 2004	AUG. 31, 2003

Acquisiton costs	$2,136,641	$1,899,705	$1,912,895
Deferred exploration costs	5,001,071	4,095,845	1,978,758
	$7,137,712	$5,995,550	$3,891,653

Details of specific mineral properties are as follows:

Property	August 31, 2003	Costs (Recoveries) Incurred During the Year	Properties Written Off	August 31, 2004	Costs (Recoveries) Incurred During the Year	Properties Written Off	November 30, 2004

ONTARIO
Agnew Lake	$350,997	$(19,145)	$-	$331,852	$-	$-	$331,852
Pro Am	17,824	3,600	-	21,424	6,000	-	27,424
Other Sudbury	109,881	4,974	(100,485)	14,370	-	-	14,370
Shelby Lake	556,331	141,675	-	698,006	-	-	698,006
Taman	159,572	2,771	(162,343)	-	-	-	-
Taman East	69,444	531	(69,975)	-	-	-	-
Senga	60,427	-	(60,427)	-	-	-	-
Dog River	212,634	1,576	-	214,210	-	-	214,210
LDI River	594,942	160,898	-	755,840	-	-	755,840
S Legris	559,052	28,317	(587,369)	-	-	-	-
Pebble	131,322	10,961	-	142,283	5,613	-	147,896
Stucco	-	-	-	-	-	-	-
PS Overlap	18,660	2,098	(20,758)	-	-	-	-
Faries lake	-	76,792	-	76,792	1,162	-	77,954
Moshkinabi	-	60,824	-	60,824	643	-	61,467
Lakemount	9,910	949,882	-	959,792	151,129	-	1,110,921
Seagull	-	8,341	-	8,341	268,209	-	276,550
Other - Ontario	51,855	24,811	(16,895)	59,771	23,550	-	83,321
	2,902,851	1,458,906	(1,018,252)	3,343,505	456,306	-	3,799,811

SOUTH AFRICA
Western Bushveld JV	-	-	-	-	68,028	-	68,028
Bushveld	26,290	52,131	(26,290)	52,131	31,643	-	83,774
Tweespalk	125,426	590,708	-	716,134	54,461	-	770,595
Elandsfontein	571,398	470,169	-	1,041,567	108,347	-	1,149,914
Onderstepoort	122,160	70,722	-	192,882	30,350	-	223,232
Zandrivier	3,769	11,681	-	15,450	-	(15,450)	-
War Springs	139,759	494,122	-	633,881	408,477	-	1,042,358
	988,802	1,689,533	(26,290)	2,652,045	701,306	(15,450)	3,337,901
Total	$3,891,653	$3,148,439	$(1,044,542)	$5,995,550	$1,157,612	$(15,450)	$7,137,712

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

6.

MINERAL PROPERTIES (Continued)

(a)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor.

The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000.  PFN may acquire a 50% interest in the Agnew Lake Property by issuing 50,000 shares to the Company (received), making cash payments to the Company totaling $200,000 (received) and incurring $500,000 in exploration costs to its own account.  In the event that PFN does not incur the required $500,000 in exploration expenses they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.  According to the terms of a 2001 amendment PFN has paid the Company four payments of 75,000 PFN shares towards the exercise of PFN’s option.  PFN is the project operator and is responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited.  Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (received) and incurring exploration expenditures of not less than $6,000,000.  Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $2,700,000 to be performed through the joint venture arrangement with PFN and Kaymin.

 (ii)

Pebble

On March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $29,000 has been paid) and the expenditure of $500,000 ($113,497 incurred) in exploration within 5 years from the date of the agreement.  The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

6.

MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(iii)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement.  The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004.

 (iv)

Dog River

The Company has acquired a 100% interest in the Dog River property, located in the Lac des Iles area, which is subject to a 2.5% NSR royalty in favour of the original vendor, of which the Company may purchase one half back for $1,500,000.

(v)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area.  To earn a 50% interest the Company is required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To November 30, 2004 the Company has incurred costs of $564,559 (August 31, 2004 - $564,559).  The Company may earn a further 10% interest by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase one half back for $500,000.

(vi)

Taman Lake Project

Pursuant to option agreements dated February 7, 2000 and amended on June 24, 2002 and March 25, 2003 New Millennium acquired an option to earn an undivided 100% interest in the Taman and Taman East properties, located in the Lac des Iles area.  The Company was required to make payments of $97,500 over five years ($73,500 of which was paid to August 31, 2004) and issue 89,183 shares over five years (71,183 of which were issued to August 31, 2004). The Taman properties have been written off as of August 31, 2004, resulting in a write-off in the amount of $232,318.

(vii)

Senga and Tib

New Millennium acquired these claims, located in the Lac des Iles region of Ontario, by staking on March 20, 2000.  The Tib property was abandoned as of August 31, 2003, resulting in a write-off in the amount of $29,726. The Senga property was abandoned as of August 31, 2004, resulting in a write-off in the amount of $60,427.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

6.

MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(viii)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (all of which has been paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,316 of which has been incurred to November 30, 2004.  The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

(ix)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario.  The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($992,733 incurred) and by making staged payments totalling $150,000 ($50,000 paid) and 150,000 common shares (25,000 issued) by December 31, 2008.  The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder.  The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

(x)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario.  The Company can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years.  Cumulative exploration expenditures required are $500,000 ($346,453 incurred to time of writing) within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. The Company can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing.  Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000.  The property is subject to underlying NSR Royalties of 2.4% from which the Comany may buy-back 1.4% for $2.0 million.

(xi)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($10,000 paid) and optional share payments of 40,000 common shares over 3 years.  The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

(b)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to November 30, 2004 total $1,812,953 (November 30, 2003 - $411,920).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three.  The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three.  Prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property.  The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.  A 5% finders’ fee applies to vendor payments.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining (“AW”), a Black Economic Empowerment group in South Africa, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs.  In September 2003, the Company, AW and Black Economic Empowerment company Taung Minerals (Pty) Ltd. (“Taung”) agreed to a negotiated settlement of a title dispute by reducing AW’s participation in the War Springs project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility.  The Company’s 70% interest remained unchanged.

The Company has not recorded a receivable for AW’s 30% participating interest in the Tweespalk property, which at November 30, 2004 is calculated to be $231,179 (November 30, 2003 - $71,067) on the basis that collection of the amount is not reasonably assured. The amount, if any, ultimately recovered from AW will be treated as a reduction of the Company’s costs relating to the Tweespalk property when received.

 (ii)

Elandsfontein

In December 2002 the Company acquired an option to purchase 100% of the 296 hectare Elandsfontein property located in the Western Bushveld area.  The Company made an initial payment to the Vendors of R 150,000 (approximately C$29,500) and exceeded a minimum work requirement.  The Company must also pay a base price of R 43 (approximately C$8.50) per tonne of identified open castable economic resource on the property, to a minimum of R 4,000,000 (approximately C$791,000) and a payment of R 4.30 (approximately C$0.85) per tonne on any economic underground resource, both payable 90 days after the grant of a mining authorization.  The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

6.

MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

C$1,285) per hectare.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003.  The initial 10% of the purchase price for the mineral rights was tendered under the terms of the option agreement.  The Vendors refused the tender and claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void.  The matter has been referred for Expert Determination as provided for in the option agreement. Management believes that its claim under the terms of the option agreement is strong and the matter will be determined in the Company’s favour.

(iii)

Onderstepoort

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld.  The Company may earn 100% of the mineral rights over 952 hectares and 50% of the mineral rights over the balance of 132 hectares.  To earn its interests the Company must make aggregate prospecting payments to the vendors of R 745,000 (approximately C $144,000) by March of 2005, of which R 355,000 has been paid. The Company must also make aggregate purchase payments of R 8,549,000 (approximately C $1,675,000) over three years from the date of grant of prospecting permits on the various portions.  During 2004 the Company was granted valid old order prospecting permits on five portions of the farm and has been given formal approval by the Government of South Africa of its new order prospecting permit applications on the remaining two farm portions.  Certain portions are subject to a 1% NSR royalty which the Company may buy-back for R 5,000,000 (approximately C $975,000). One portion is subject to the vendor’s right to participate for a 15% working interest with the Company in a joint venture.

(iv)

Western Bushveld JV

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “Venture”) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. All conditions precedent to the Joint Venture were satisfied on January 26, 2005 and that date became the Effective Date of the agreement. The Company will contribute all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ.  Anglo Platinum will contribute its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ.  The Company and Anglo Platinum will each own an initial 37% working interest in the Venture, while Africa Wide will own an initial 26% working interest.  Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the Venture in areas such as training, job creation and procurement.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

6.

MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

The Company will operate and fund an exploration program in the amount of Rand 35 million (approx. US$ 5.6 M; C$7.0 million) over the next five years.  Minimum expenditures in year one in the amount of Rand 5 million are a firm commitment by the Company.  Optional expenditures in years two and three are also Rand 5 million and in years four and five amount to Rand 10 million in each year.  After Rand 35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based upon their working interest in the Venture.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated and inferred ounces determined in accordance with the South African SAMREC geological code at rates of US $0.50 per inferred ounce, US $3.20 per indicated ounce and US $6.20 per measured ounce.  Each party will have the opportunity to contribute capital necessary, if so desired, to maintain their respective initial working interest in the JV.  The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a “non-contributory participant” to the JV and by doing so would be subject to dilution.

The targets for exploration on the joint venture properties will be the Merensky and UG2 reefs of the Bushveld Complex, which incorporates an existing mine, formerly Anglo Platinum’s BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

 (c)

Write-down of mineral properties

During the first quarter of 2005 the carrying values of certain mineral properties of the Company’s were determined to be impaired, resulting in a write-off in the amount of $15,450 (November 30, 2003 - $26,290).

(d)

Title to Mineral Properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

7.

SHARE CAPITAL

(a)

Authorized

1,000,000,000 common shares without par value

(b)

Issued and outstanding

During the period ended November 30, 2004:

(i)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(ii)

1,898,734 share purchase warrants were exercised for proceeds of $1,844,051 and 828,000 stock options were exercised for proceeds of $468,100.

During the year ended August 31, 2004:

(i)

the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(iii)

1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(iv)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

(v)

the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit.  Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share.  Agent’s fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents’ legal and other costs totalling $42,535 were paid by the Company, as well the Company paid $36,409 to its lawyers for legal costs relating to the private placement.  The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

7.

SHARE CAPITAL (continued)

 (b)

Issued and outstanding (continued)

During the year ended August 31, 2003:

(vi)

the Company issued 47,696 common shares in connection with the acquisition of mineral properties at a fair value of $16,140.

(vii)

the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties pursuant to an Option Agreement with Wheaton River Minerals Ltd. dated April 12, 2002.

(viii)

the Company completed a private placement for proceeds of $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004.

(ix)

the Company completed private placements for gross proceeds of $1,799,125.  Proceeds of $767,875 were from the sale of 1,181,346 Flow-Through Units at $0.65 per unit.  Each Flow-Through Unit consisted of one flow-through common share and one non-flow-through common share purchase warrant exercisable at a price of $0.85 until December 12, 2004.  Proceeds of $1,031,250 were received from the sale of 2,062,500 Non-Flow-Through Units at a price of $0.50 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  A further 304,385 share purchase warrants were issued to brokers in connection with this private placement.  Each share purchase warrant is exercisable into one common share at a price of $0.75 until December 24, 2004.  Fees, legal and other costs of these placements totalled $209,193.

(x)

645,990 share purchase warrants were exercised for proceeds of $233,389 and 96,500 stock options were exercised for proceeds of $35,025.

(xi)

714,272 shares of the Company were released from an original total of 1,190,453 held in escrow pursuant to an arrangement whereby these shares would be released based on a predetermined schedule, such release period not to exceed three years. A further 199,308 shares remained held in escrow at August 31, 2003  subject to the terms of release of a separate escrow agreement originating with predecessor company New Millennium Metals Corporation.  The terms of release provide for pro rata release of the escrow shares on the basis of 15% of the original number of performance escrow shares held for every $100,000 expended on exploration and development, subject to certain limitations.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

7.

SHARE CAPITAL (continued)

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees.  Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.

The following tables summarize the Company’s outstanding stock options:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at August 31, 2002	2,061,000	0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	50,000	1.18
Exercised	(828,000)	0.57
Options outstanding at November 30, 2004	1,647,000	$0.71

Exercise Prices	Number Outstanding at August 31, 2004	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at August 31, 2004

0.35	355,000	2.27	355,000
0.50	305,000	3.51	305,000
0.55	240,000	1.20	240,000
0.70	132,000	3.80	132,000
0.75	75,000	2.63	75,000
0.95	50,000	0.76	50,000
1.00	60,000	4.46	60,000
1.10	280,000	4.65	70,000
1.18	50,000	4.96	50,000
1.40	50,000	4.37	50,000
1.44	50,000	4.03	50,000
	1,647,000		1,437,000

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

7.

SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

(i)

During the period ended November 30, 2004 the Company granted 50,000 stock options to a consultant. The Company recorded $50,500 of compensation expense relating to stock options granted in this period.

The following weighted average assumptions were used in valuing stock options granted during the period:

Nov. 30, 2004
Risk-free interest rate	3.97
Expected life of options	3.00
Annualized volatility	200%
Dividend rate	0.00%

(ii)

During the year ended August 31, 2004 the Company granted 515,000 stock options to employees and 75,000 to consultants. The Company recorded $92,881 of compensation expense relating to stock options granted to consultants in the year ended August 31, 2004.  The Company records compensation costs for employee stock options whereby compensation expense is recognized for the excess, if any, of the quoted market price at the date of grant over the exercise price. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

	Aug. 31, 2004	Aug. 31, 2003
Loss for the year as reported	$(2,242,627)	$(1,748,993)
Pro forma compensation expense	(241,000)	(77,000)
Pro forma loss	$(2,483,627)	$(1,825,993)
Pro forma basic and diluted loss per share	$(0.08)	$(0.07)

The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2004:

	Aug. 31, 2004	Aug. 31, 2003
Risk-free interest rate	3.97	3.73
Expected life of options	3.47	3.50
Annualized volatility	200%	87%
Dividend rate	0.00%	0.00%

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

7.

SHARE CAPITAL (Continued)

(d)

Share purchase warrants

	Number of Warrants	Weighted Average Exercise Price
Balance at August 31, 2002	1,308,522	0.38
Issued to private placement placees (Note 8 (b) (vii) & (viii))	2,712,596	0.79
Issued to agents on brokered financing (Note 8 (b) (viii))	304,385	0.75
Exercised and converted to common shares	(645,990)	0.36
Expired during the period	(662,532)	0.39
Balance at August 31, 2003	3,016,981	0.79
Issued to private placement placees (Note 8 (b) (iii) & (iv))	1,892,550	1.19
Issued to agents on brokered financing (Note 8 (b) (iv))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	1.03
Exercised and converted to common shares	(1,898,734)	0.97
Balance at November 30, 2004	1,517,428	$1.10

Of the 1,517,428 common share warrants outstanding at November 30, 2004, 571,215 are exercisable at $0.75 per warrant expiring on December 23, 2004; 241,110 are exercisable at $1.20 per warrant expiring on July 14, 2005, and 705,103 are exercisable at $1.35 per warrant expiring on July 14, 2005.

8.

FIXED ASSETS

	Nov. 30, 2004			Aug. 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment & software	$172,908	$63,719	$109,189	$79,037
Leasehold Improvements	22,387	1,801	20,586	-
Office furniture & equipment	69,714	7,304	62,410	35,177
	$265,008	$72,824	$192,184	$114,214

9.

RELATED PARTY TRANSACTIONS

Transactions with related parties are recorded as follows:

(a)

Management, salary and consulting fees of $66,179 (2004 - $64,119) were incurred with directors.  As at November 30, 2004 an amount of $Nil owing was included in accounts payable (Nov. 2003 - $9,513).

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

9.

RELATED PARTY TRANSACTIONS (continued)

(b)

During 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”), a company with a common director and common officer.  During the period the Company received from MAG $34,691 (Nov. 2003 - $37,749).  During 2003 the Company also received a $100,000 finders fee in the form of 200,000 MAG common shares for introduction to certain people and mineral properties in Mexico.  See Note 5.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

10.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2004	2003

Statutory tax rates	36%	41%

Recovery of income taxes computed at statutory rates	$914,651	$804,171
Effect of lower tax rates in foreign jurisdictions	(23,136)	-
Tax losses not recognized in the period that the benefit arose	(613,515)	(591,771)
Future income tax recovery	$278,000	$212,400

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2004	2003
Future income tax assets
Operating loss carryforwards	$1,763,054	$1,148,675
Fixed assets	24,357	15,429
Share issuance costs	194,496	158,861
Valuation allowance on future income tax assets	(1,981,907)	(1,322,965)
	$-	$-

Future income tax liability
Mineral properties	$427,000	$359,000
	$427,000	$359,000

The Company has non-capital loss carryforwards available to offset future taxable income in the amount of approximately $4.9 million which expire at various dates from 2005 to 2011.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

November 30, 2004

11.

CONTINGENCIES AND COMMITMENTS

(a)

The Company’s minimum payments under its office and equipment lease agreements which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments are as follows as at November 30, 2004.

2005	$77,862
2006	94,592
2007	76,575
2008	9,608
2009	9,608
$268,245

(b)

The Company is party to a dispute regarding its right to purchase the Elandsfontein property as described in Note 6 (b)(ii).

12.

NET CHANGE IN NON-CASH WORKING CAPITAL

	Period ended November 30, 2004	Year ended August 31, 2004	Year ended August 31, 2003	Cumulative amount from March 16, 2000 to August 31, 2004

Amounts receivable	$123,709	$(164,724)	$217,633	$103,806
Prepaid expenses and other	11,579	(3,374)	33,678	(16,615)
Accounts payable	107,696	490,347	58,120	495,599
	$242,984	$322,249	$309,431	$582,790

13.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties.  Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	Nov. 30, 2004	Aug. 31, 2004

Canada	$3,799,811	$3,343,505
South Africa	3,337,901	2,652,045
	$7,137,712	$5,995,550

14.

SUBSEQUENT EVENTS

(a)

Subsequent to the period ending November 30, 2004 the company issued 571,215 common shares pursuant to the exercise of 571,215 warrants at a price of $0.75 per share for aggregate proceeds of $428,411.

Platinum Group Metals Ltd.

(Development Stage Company)

Supplementary Information and MD&A

For the three month period ended November 30, 2004

Filed: January 28, 2004

A copy of this report will be provided to any shareholder who requests it.

The attached statements have not been reviewed by the Company’s auditors

PLATINUM GROUP METALS LTD.

QUARTERLY REPORT AS AT:

MAY 31, 2004

MANAGEMENT DISCUSSION & ANALYSIS

1.

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002. As a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed and it assumed all of the rights and obligations of the two predecessor corporations.

The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

During the period the Company incurred a loss of $599,197 (2003 – $400,841).  General and administrative expenses totaled $538,740 (2003 – $359,486) while interest and other income was $38,441 (2003 – $40,205). The Company was active with an exploration program on its War Springs project in South Africa consisting of diamond drilling, geophysical surveys and ground prospecting.  Work was also underway on prospecting and mapping of the Company’s Western Bushveld Joint Venture project in South Africa and on the assessment and analysis of drilling and geophysical results from both the Company’s Tweespalk project in South Africa and the Lakemount project in Ontario, Canada. The Company had also started a drilling program at its Seagull property in Ontario, Canada. Global exploration expenditures during the first quarter totaled $913,748 (2003 - $650,383).

The Company increased its general level of activity in the past two years both in Canada and South Africa.  The Company actively reviews many potential property acquisitions in the normal course of business.  The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company’s Interim and Audited Financial Statements and should be read in conjunction with these financial statements.

	Quarter ended Nov. 30, 2004	Year ended Aug. 31, 2004	Year ended Aug. 31, 2003
Revenue (interest & other income)	$38,441	$430,106	$177,068
Net Income (Loss)	($599,197)	($2,242,627)	($1,748,993)
Net Income (Loss) per Share	($0.02)	($0.07)	($0.07)
Total Assets	$10,849,471	$9,134,019	$5,086,421
Long Term Debt	$28,498	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Loss	Net Loss per share
November 30, 2004	$38,441	567,502	0.02
August 31, 2004	$49,833	898,979	0.03
May 31, 2004	$46,906	746,655	0.02
February 29, 2004	$293,162	196,152	0.01
November 30, 2003	$40,205	400,841	0.01
August 31, 2003	$37,425	722,102	0.03
May 31, 2003	$126,702	142,482	0.01
February 28, 2003	$7,770	595,793	0.02

The Company has not declared nor paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at item 5 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements.  It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future.  Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities.  The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage of development and no known reserves have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

The Company’s activities in Canada and South Africa are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in South Africa.  South Africa has recently undergone significant change in its government since the free elections in 1994.  At present, Mining Legislation in South Africa is undergoing change.  The new Mineral Resources and Petroleum Development Act became law on May 1, 2004.  The regulation and operation of this new law is still being implemented.  In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving.  Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company.  The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand.  Fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing.  However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

Acquisition costs deferred during the current period totaled $243,864 (Nov. 2003 – $84,195).  Exploration and development costs deferred in the period totaled $913,748 (Nov. 2003 – $650,283).  Of that amount $326,786 (Nov. 2003 - $349,290) was incurred on the Company’s Canadian properties.   An amount of $586,962 (Nov. 2003 - $300,993) was incurred on the Company’s South African properties.

Cost recoveries on mineral properties during the period amounted to $Nil (Nov. 2003 – $Nil); however, an amount of $55,000 was received in December 2004.  During the period $15,450 (Nov. 2003 – $26,290) in deferred costs relating to mineral properties were written off.  An amount of $Nil (Nov. 2003 - $Nil) was written off for Ontario projects while the balance of $15,450 (Nov. 2003 - $26,290) related to South African write offs.  See Note 6 of the Company’s Interim Financial Statements.  On the Company’s Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, (a subsidiary of Anglo American Platinum Corporation Limited), continue to explore and, to date, have spent approximately $2.7 million on the property. A program for 2005 has been proposed.

During late 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount nickel-copper-PGE project located near Wawa, Ontario.  Before the Company’s recent involvement, this project was last drilled extensively prior to 1957.  The property hosts well-defined low-grade nickel-copper-PGE mineralization.  In December 2003 the Company completed a 1,475 metre drilling program on the property and to the time of writing in 2004 has completed a further 1,830 metres in drilling.  Airborne and ground based geophysical surveys were also completed on the property during 2004.  Results of this exploration work continue to indicate the potential for both open pit and underground resources on the property.  Combined acquisition and exploration costs deferred on the property by the Company amounted to $1,110,921 at November 30, 2004 (Nov. 2003 – $64,816).  The next phase of work at Lakemount will be to update the Company’s 3-dimensional geological and grade models with all available data and then complete a preliminary resource assessment and scoping study.  Roscoe Postle Associates Inc. of Toronto was retained in October 2004 to complete this work.

On August 5, 2004 PTM optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($10,000 paid) and optional share payments of 40,000 common shares over 3 years.  The property is subject to an underlying 3% NSR Royalty, from which PTM may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario.  PTM can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years.  Cumulative exploration expenditures required are $500,000 within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement.  The initial $250,000 in work is a firm commitment.  PTM can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing.  Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000.  The property is subject to underlying NSR Royalties of 2.4% from which PTM may buy-back 1.4% for $2.0 million. During the period the Company spent $193,209 on exploration work on this property.  Work consisted mostly of drilling, mapping and geochemistry.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb of the Bushveld Complex.  The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef  near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited.  The Company may purchase 100% of these mineral rights at any time within three years from the date of grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three.  The Company was granted prospecting permits on both properties during the year.  The Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three.  The mineral rights holders retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.  A 5% finder's fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002.

During early 2004 the Company acquired detailed airborne magnetic data covering the War Springs property from a third party corporation.  After careful interpretation of the airborne and other data the Company then conducted mapping and soil geochemistry surveys.  Drilling commenced on the property in May 2004 and is ongoing at the time of writing.  To the time of writing approximately 5,000 metres has been drilled.  Logging and sampling procedures are ongoing.  During 2004 the Company conducted approximately 2,300 metres of drilling on the Tweespalk property.  Combined costs of investigation and acquisition on the two properties to November 30, 2004 amounted to $1,812,953 (Nov. 2003 - $411,919) and these costs have been deferred.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining (“AW”), a Black Economic Empowerment group in South Africa, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs.  In September 2003, the Company, AW and Black Economic Empowerment company Taung Minerals (Pty) Ltd. (“Taung”) agreed to a negotiated settlement of a title dispute by reducing AW’s participation in the War Springs project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility.  The Company’s 70% interest remained unchanged.

The Company has not recorded a receivable for AW’s 30% participating interest in the Tweespalk property, which at November 30, 2004 is calculated to be $231,179 (November 30, 2003 - $71,067) on the basis that collection of the amount is not reasonably assured. The amount, if any, ultimately recovered from AW will be treated as a reduction of the Company’s costs relating to the Tweespalk property when received.

In December 2002 the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  The Company made an initial payment to the Vendors of R 150,000 (approximately C$29,500 at the time of payment).  The Company must also pay a base price of R 43 (approximately C$8.50) per tonne of open castable economic Upper Group 2 (“UG2”) reef resource on the property, to a minimum of R 4,000,000 (approximately C$791,000). A further payment of R4.30 (approximately C$0.85) per tonne is due on any economic underground resource. The purchase price was payable 90 days after the grant of a mining authorization.  The Company was obligated to a minimum exploration program, which was completed and exceeded before the end of the period.  The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company validly exercised its option by way of written notice on June 26, 2003. The initial 10% of the purchase price for the mineral rights was later tendered in terms of the option agreement.  The vendors claimed that the purchase price was unascertained or unascertainable and that the agreement is therefore void. Later, the vendors accepted that the agreement was binding, but then claimed that the Company was in breech of the terms and conditions of the option agreement.  The parties have agreed to refer the matter for Expert Determination as provided for in the option agreement.  PTM RSA intends enforcing its rights in terms of the option agreement and is supported by the Company in this regard.  PTM RSA and the Company have sought legal advice and are confident in their prospects of successfully defending their position.  The alternative dispute resolution process provided for in the contract is now underway.

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa.  The Company will contribute all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ.  Anglo Platinum will contribute its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ.  The joint venture will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals and Petroleum Resources Development Act.  PTM and Anglo Platinum will each own an initial 37% working interest in the JV, while Africa Wide will own an initial 26% working interest.  Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

PTM will operate and fund an exploration program in the amount of R 35 million (approx. US$ 5.6 M; C$7.0 million) over the next five years.  Minimum expenditures in year one in the amount of R 5 million are a firm commitment by PTM.  Optional expenditures in years two and three are also R 5 million and in years four and five amount to R 10 million in each year.  After R 35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based upon their working interest in the JV.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated, and inferred ounces determined in accordance with the South African SAMREC code.  Each party will have the opportunity to contribute capital, if so desired, to maintain their respective initial working interest in the JV.  The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a “non-contributory participant” to the JV and by doing so would be subject to dilution.  The JV agreement includes pro-forma off-take agreements for either concentrate or broken ore.

The targets for exploration on the joint venture properties will be the Merensky and UG2 reefs of the Bushveld Complex. The potential to increase the size and confidence level of an estimated 3.72 million ounce inferred resource (9.1 million tonnes grading 5.69 grams per tonne 4E’s (platinum, palladium, rhodium, gold) on the Merensky Reef and 15.0 million tonnes grading 4.25 g/t 4E, on the UG2 reef, SAMREC Code, Anglo Platinum Annual report 2003- to be confirmed by PTM under Canadian NI 43-101) on the combined properties is considered excellent by all members of the JV. The inferred resource calculation already includes an estimated 30% to 50% geological loss. The exploration areas on the properties are adjacent to the separate BRPM joint venture, which incorporates an existing mine, formerly Anglo Platinum’s BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

The Merensky and UG2 reefs have been intercepted on the JV properties in a number of drill holes outside of areas where resources have been defined to date.  These areas require immediate follow-up drilling. Prospecting permits have been issued and drilling can commence immediately. The contributed properties include the untested projected surface trace of the reefs.

The Company continues to be very active in the Republic of South Africa (“RSA”).  In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA.  Mr. John Gould, a senior mining executive, is the managing director of PTM RSA and has established a permanent office in Johannesburg.  During 2004 several professional and administration staff joined PTM RSA and the Company now conducts all of its South African exploration and development work through PTM RSA.

e)

Administration Expenses

Net general and administration expenses in the period were $500,299 (Nov. 2003 - $319,281) after accounting for interest and other income of $38,441 (Nov. 2003 - $40,205).  During the years 2002, 2003 and 2004 the Company grew substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa.  General and administrative expenses are higher as a result of this growth.  During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground.  The costs described above include corporate finance fees of $Nil (Nov. 2003 - $100,000); management and consulting fees of $80,956 (Nov. 2003 – $70,876); office and miscellaneous expenses of $30,373 (Nov. 2003 - $16,074); professional fees of $74,748 (Nov. 2003 - $14,405); salaries and benefits of $150,038 (Nov. 2003 - $76,509); shareholder relations expense of $657 (Nov. 2003 - $2,062); travel expenses of $54,767 (Nov. 2003 - $42,909); and promotion expenses of $19,795 (Nov. 2003 - $41,947).  Stock compensation expense, a non-cash item, amounted to $50,500 this period (Nov. 2003 - $Nil).  An amount of $Nil (Nov. 2003 - $6,500) in expense relates to Part XII.3 tax applied by the Canadian Federal government on unspent flow-through funds from the previous year.  An amount of $Nil (Nov. 2003 – $203) was expensed for new property investigations during the period. Interest and other income for the period totaled $38,441 (Nov. 2003 - $40,205).

f)

Related Party Transactions

Management and consulting fees expense in the period includes $66,179 (Nov. 2003 – $64,119) incurred with three directors of the Company.  Of this amount approximately $33,472 (Nov. 2003 - $32,499) is related to fees for the Company’s President. At November 30, 2004 there were no fees (Nov. 2003 – $9,513) owed and included in accounts payable.  Geological fees of $12,675 (Nov. 2003 – $22,425) were incurred with an officer during the period, of which none was owed and included in accounts payable at November 30, 2004 and (Nov. 2003 - $3,250 was owed)

During 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”), a company with a common director and common officer.  During the period the Company received from MAG $34,691 (2003 - $37,749).  During 2003 the Company also received a $100,000 finders fee in the form of 200,000 MAG common shares for introduction to certain people and mineral properties in Mexico.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations’ Expenses

Shareholder relations’ expense during the period totaled $657 (Nov. 2003 – $2,062).  Since 2003 the Company has managed its shareholder relations as an internal function, thereby reducing the cost for this service considerably over prior years.  During 2004 the Company was active in raising its profile with both retail and institutional investors.  Subsequent to April 2003 Roth Investor Relations has been contracted by the Company to provide services, as they are needed from time to time.  They provide distribution of the Company’s information primarily to US institutions and other international analysts and money managers. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg.  Mr. Larry Roth is the Company’s primary contact with the firm.

h)

Travel and Promotion Expenses

Travel expenses for the period amounted to $54,767 (Nov. 2003 – $42,909).  These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors.  Since early 2004 the Company’s increased activity level in South Africa has increased these costs.  Promotion expenses in 2004 amounted to $19,795 (Nov. 2003 - $41,947) and these costs relate to design work, media relations, printed material and trade show attendance.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $243,864 (Nov. 2003 - $84,195) in cash and shares. Cash payments totaled $215,864 (Nov. 2003 - $80,595) and share issuances for property acquistions totaled $28,000 (Nov. 2003 - $3,600). This includes $157,520 for properties in Ontario, and $86,344 to acquire or maintain option rights to the South African Properties.

The sum of all payments required to perfect all of the Company’s mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended November 30, 2004.

There are two policies that, due to the nature of the mining business, are significant to the financial results of the Company. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

CHANGE IN ACCOUNTING POLICY

The Canadian Institute of Chartered Accountants (CICA) recently amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” recommends that all stock-based compensation and payments for options granted on or after January 1, 2002 be measured using a fair value based method and recorded as an expense for fiscal years commencing on or after January 1, 2004.   As at and for the year ended August 31, 2004 the Company measures and records stock-based awards made to non-employees using a fair value based method. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and earnings per share are disclosed in the notes to the financial statements.  On September 1, 2004 the Company will adopt the revised recommendations, on a retroactive without restatement basis, such that the fair value of stock-based compensation and other transactions will be recognised as an expense in the financial statements.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 3,322,949 (Nov. 2003 – 3,919,872) common shares during the period. Of this 3,297,949 shares (Nov. 2003 – 3,908,963) were issued for cash proceeds of $2,312,151 (Nov. 2003 - $3,245,141). A further 25,000 shares (Nov. 2003 – 10,909) were issued for mineral properties for a value of $28,000 (2003 - $3,600). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes.  See Subsequent Events for further equity issuances. The Company’s primary source of capital has been from the sale of equity.  At November 30, 2004 the Company had cash and cash equivalents on hand of $2,831,514 compared to cash and cash equivalents of $3,304,219 at November 30, 2004. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $1,157,612 (Nov. 2003 - $734,478), management fees and expenses of $80,956 (Nov. 2003 - $70,876) and other general and administrative expenses of $457,784 (Nov. 2003 - $288,610). Subsequent to period end the Company received $428,411 in aggregate proceeds upon the exercise of 571,215 common share purchase warrants.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.  In the past year to the time of writing this report, the South African Rand has gained in value against the Canadian dollar by approximately 15%.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Acquisition Payments	$ 8,499,148	$ 126,800	$ 3,570,194	$ 4,799,154	$ 3,000
Exploration Costs	16,875,000	1,515,000	4,860,000	8,500,000	2,000,000
Lease Obligations	268,245	77,862	171,167	19,216	0
Totals	$25,642,393	$1,719,662	$ 8,601,361	$ 13,318,370	$ 2,003,000

6.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities.  The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.  The audit committee meets periodically with management and auditors to review financial reporting and control matters.  The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.  From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

(a)

Subsequent to the period ending November 30, 2004 the company issued 571,215 common shares pursuant to the exercise of 571,215 warrants at a price of $0.75 per share for aggregate proceeds of $428,411.

8.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

R. Michael Jones

Barry W. Smee

Frank Hallam

Iain McLean

Douglas Hurst

b)

Officers:

R. Michael Jones

Barry Smee

Frank Hallam

(President)

(Secretary)

(Chief Financial Officer)

 c)

   Officers of Subsidiary:

John Gould  (Managing Director Platinum Group Metals RSA (Pty) Ltd.)

FORM 53-901F
MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD..
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:

(604) 899-5450
Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: January 26, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated January 26, 2005 to the TSXV.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSXV) announces the completion of all the conditions for the commencement of the Joint Venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated January 26, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 27th day of January, 2005.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones,

President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard St, Vancouver BC, V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 05-97	NEWS RELEASE	JANUARY 26, 2005

 PLATINUM GROUP METALS LTD, ANGLO PLATINUM, AND AFRICA
WIDE PLATINUM EXPLORATION JOINT VENTURE UNDERWAY

Platinum Group Metals Ltd. (PTM-TSX.V), announces today the completion of all the conditions for the commencement of the Joint Venture (“JV”) with, Anglo American Platinum Corporation Limited (“Anglo Platinum”) (AMS-JSE) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited. The Joint Venture will pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the platinum-rich Western Bushveld Complex of South Africa.

The Joint Venture was originally announced October 27, 2004 and was conditional on Toronto Stock Exchange (TSXV), the JSE Securities Exchange South Africa (“JSE”) and other approvals all of which have been satisfied. PTM is the operator of the Joint Venture. PTM plans to start a drilling program in February 2005 with the objectives of expanding the known resources along strike and improving the drill density and confidence interval within the initial resource area. Detailed budgets for these programs will be available with the completion of the resource update.

An independent qualified person review of the inferred resources is expected to be completed by the end of February 2005. The updated geological mapping and drilling databases from both the PTM and Anglo Platinum contributed properties have been compiled for the updated independent resource assessment. Initial resources reported by Anglo Platinum, total 3.72 million ounces platinum, palladium, rhodium and gold. (9.1 million tonnes grading 5.69 g/t 4 E’s platinum, palladium, rhodium, gold on the Merensky Reef and 15.0 million tonnes grading 4.25 g/t 4E, on the UG2 reef, SAMREC Code, Anglo Platinum Annual report 2003). This reported resource is located on approximately 15% of the total Joint Venture mineral rights area.

PTM and Anglo Platinum will each own an initial 37% working interest in the Joint Venture and Africa Wide, a black economic empowerment company, will own an initial 26% working interest. Detailed terms of the agreement were announced on October 27, 2004 and can be found at www.platinumgroupmetals.net

ABOUT PTM

PTM is based in Vancouver, B.C., Canada and has active exploration programs in Canada and South Africa. PTM holds significant mineral rights in the Northern and Western Bushveld Complex of South Africa. PTM is supportive of the initiatives of the government of South Africa in the Mineral Resources and Petroleum Development Act and Mining Charter.

PTM is the largest mineral rights holders in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario. PTM announced a significant platinum palladium new discovery in layers or “reefs” of the Seagull intrusion near Thunder Bay in January 2005. PTM also has a separate active joint venture with Anglo Platinum at Agnew Lake, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President, Director

John Foulkes Manager, Corporate Development Platinum Group Metals Ltd. toll free (866) 899-5450 phone (604) 899-5450 info@platinumgroupmetals.net	or/	Media: Erin Airton/Terry Foster James Hoggan and Associates (604) 739-7500

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328 – 550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F
MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD..
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:

(604) 899-5450
Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: January 19, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated January 19, 2005 to the TSXV.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSXV) announces the discovery of a new platinum bearing layer, or “reef” within the Seagull Intrusion located northeast of Thunder Bay, Ontario.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated January 19, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 25th day of January, 2005.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones,

President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard St, Vancouver BC, V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 05-97	NEWS RELEASE	JANUARY 19, 2005

NEW PLATINUM REEF DISCOVERY IN CANADA

Platinum Group Metals Ltd. (PTM-TSXV; PTMQF-OTCBB) announces the discovery of a new platinum bearing layer, or “reef” within the Seagull Intrusion located northeast of Thunder Bay, Ontario. The newly discovered horizon was drilled by PTM in December 2004 and includes an intercept of 6.21 grams per tonne platinum, palladium, rhodium, osmium, iridium, ruthenium and gold (6 PGE+Au) over 0.65 metres within a broader mineralized zone which returned 2.47 grams per tonne 6PGE+Au over 3.21 metres.

The Seagull results are very comparable to the 4 to 5 grams per tonne typically mined over a 1 metre “reef cut” in South African platinum mines. In fact, a 1.27 metre cut from within the broader mineralized zone returned a grade of 4.36 grams per tonne 6PGE + Au. Importantly, the platinum to palladium ratio of the newly discovered zone is almost 1 to 1, making the new zone a highly desirable economic target. The Seagull platinum reefs are also characterized by higher values for the rare PGE elements osmium and iridium than those generally observed in the famous Merensky Reef of South Africa.

The intercept is hosted by a distinct layer near the base of the intrusion, the lower peridotite, which has not been the focus of previous drilling and sampling. The new intercept may correlate with a peridiotite-hosted intercept that returned 3.72 g/t platinum, palladium, and gold (“3E”) over 2.0 metres, in hole WM98-05, 730 metres to the southwest. At the time that this intercept was made it was not identified as potentially part of a larger PGE bearing layer and this mineralized layer may be present but not sampled in several other older holes. This sampling is underway now.

The Seagull Intrusion has now demonstrated numerous reefs bearing significant PGE values including two upper dunite-hosted layers that have returned values of 4.23 grams per tonne 6PGE+Au over 3.0 metres and 4.08 grams per tonne 6PGE+Au over 3.0 metres. These upper layers are also open for expansion. The newly discovered layer in peridotite and the dunite layers within the Seagull Intrusion have demonstrated PGE mineralization over an area 730 metres in a north-south direction by 980 metres in an east-west direction.

The newly discovered high grade PGE mineralization was intersected in hole 17 and has a Pd:Pt ratio of 1.11. It is associated with base metal mineralization grading 0.51% Cu and 0.30% Ni over 0.65 metres and 0.19% Cu and 0.20% Ni over the broader 3.21 metre interval. (Depths 379.35-380.00 and 377.28-380.55 metres respectively) Values of the individual platinum group metals are:  2.38 g/t Pt, 2.65 g/t Pd, 0.19 g/t Au, 0.18 g/t Rh, 0.39 g/t Os, 0.34 g/t Ir and 0.08 g/t Ru.

R. Michael Jones, President of Platinum Group Metals Ltd., said “In our view this is one the most significant new occurrences of platinum group elements in North America and it is very exciting to use our active South African experience on a reef discovery near Thunder Bay, Ontario. The importance of the reef style of mineralization is that it is associated with a specific layer of rock that has cooled from the molten intrusion and has the potential for large areas with excellent grade continuity. There is already a platinum-palladium mine near Thunder Bay, the only one in Canada, but this is the first time a layered reef style of platinum-palladium mineralization has been confirmed in the area. This new discovery is quite exciting for the local area and PTM. ”

PTM drilled holes WM04 -11 to 17 in 2004 with more than 1 kilometre between holes to broadly explore portions of the overall 10 kilometre diameter Seagull intrusion. Many of these holes intercepted shallow basement rocks. A detailed gravity survey completed coincident with the PTM drilling has confirmed the northern half of the Seagull

Intrusion as the target area for expanding platinum reefs discovered to date. Included in the future drilling plans is a target displaying a significant gravity high with coincident magnetic and conductive features 1.7 kilometres east of the high values from hole 17 reported herein.

A 2000 metre, Phase 2 diamond drilling program will commence on the Seagull Property before the end of January. The Phase 2 program will target potential extensions of the high-grade peridotite and dunite reef zones in the vicinity of hole 17 and the geophysical target described above.

PTM may earn a 70% interest in the Seagull property under the terms of an option agreement from East West Resource Corporation (EWR – TSXV) and Canadian Golden Dragon Resources Ltd. (CGG – TSXV) announced on September 28, 2004.

Qualified Person and Quality Control and Assurance

Darin Wagner, P.Geol., the Exploration Manager of PTM is the qualified person for this information. He supervised the exploration drilling and sampling for PTM. He has more than 10 years relevant experience in resource exploration and evaluation and has completed extensive work in the Thunder Bay area for PGEs. In addition he has experience in the Bushveld Complex, South Africa. Drill core was sawn with half being retained for future study. The samples collected from the second half of the drill core were placed in containers sealed on site and tagged with a secure chain-of-custody security seal before being transported to the ALS Chemex (Thunder Bay) sample preparation facility. ALS Chemex assayed the samples under standard fire assay procedures.  As previously announced for other work, PTM has inserted standards blanks and blind duplicates in the sample stream as part of its rigorous quality control and assurance Company procedures.

ABOUT PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM holds significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa, including a large-scale joint venture with Anglo American Platinum Corporation Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest includes an inferred resource of 3.7 million ounces of platinum, palladium, rhodium and gold.

PTM has a separate active joint venture with Anglo American Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President, Director

For further information contact:

R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328 – 550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

January 14, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:

PLATINUM GROUP METALS LTD (the "Company")
MAILING ON JANUARY 14, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

  Information Circular
  Notice of Meeting
  Proxy
  Annual Financial Statements for the Year Ending 2004/08/31
  Management Discussion and Analysis
  Annual Report
  Supplemental Return Card
  Prepaid reply card

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"JANET CLEARY"

JANET CLEARY

cc: TSX Venture Exchange	cc: PLATINUM GROUP METALS LTD
cc: Alberta Securities Commission	cc: GOWLING LAFLEUR HENDERSON LLP
cc: US Securities and Exchange Commission	cc: DELOITTE & TOUCHE

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street
Vancouver, British Columbia

CANADA V6C 2B5

ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Place:	328 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

Time:	2:00 p.m. (Vancouver time)

Date:	Tuesday, February 22, 2005

PLATINUM GROUP METALS LTD.

CORPORATE DATA

Head Office

328 – 550 Burrard Street

Vancouver, British Columbia

CANADA  V6C 2B5

Directors and Officers

R. Michael Jones – President, Chief Executive Officer, Chairman & Director

Frank Hallam – Chief Financial Officer & Director

Barry W. Smee – Secretary & Director

Iain D.C. McLean – Director

Douglas J. Hurst – Director

Dennis Gorc – Manager, Research & Acquisitions

Darin Wagner – Manager, Exploration

John Foulkes – Manager, Corporate Development

Registrar and Transfer Agent

Pacific Corporate Trust Company

10th Floor, 625 Howe Street

Vancouver, British Columbia

CANADA V6C 3B8

Legal Counsel

Gowling Lafleur Henderson LLP

2300 – 1055 Dunsmuir Street

Vancouver, British Columbia

CANADA V7X 1J1

Auditor Deloitte & Touche LLP 2800 – 1055 Dunsmuir Street Vancouver, British Columbia CANADA V7X 1P4 Stock Exchange Listing TSX Venture Exchange Symbol “PTM”

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Platinum Group Metals Ltd. (the “Company”) will be held at the offices of the Company at 328 – 550 Burrard Street, Vancouver,  British Columbia, V6C 2B5, on Tuesday, the 22nd day of February, 2005 at the hour of 2:00 p.m. (local time), for the following purposes:

1.

To receive the Annual Report;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2004 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

3.

To fix the number of directors at five;

4.

To elect directors;

5.

To appoint the auditors and to authorize the directors to fix their remuneration;

6.

To consider and, if thought fit, to approve:

a.

a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia);

b.

a special resolution to alter the Company’s share structure to an unlimited number of common shares without par value; and

c.

a special resolution to approve new articles for the Company;

all as more particularly described in the accompanying Management Information Circular;

7.

To consider and, if thought fit, to approve, subject to regulatory approval, an amendment to the Company’s incentive stock option plan; and

8.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Annual Report referred to in item 1 above, as well as the audited financial statements and notes thereto for the financial year ended August 31, 2004, a Management Information Circular, a form of proxy and an annual return form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Management Information Circular accompanying this Notice.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 11th day of January, 2005.

BY ORDER OF THE BOARD

(signed) “R. Michael Jones”

Chairman, President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at January 11, 2005 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Platinum Group Metals Ltd. (the “Company”) for use at the Annual General Meeting of shareholders of the Company (and any adjournment thereof) to be held at 2:00 p.m. (Vancouver time) on Tuesday, February 22, 2005 (the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholder in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by PACIFIC CORPORATE TRUST COMPANY of 10th Floor, 625 Howe Street, Vancouver, British Columbia, CANADA, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 (Attention: Lawrence W. Talbot) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own names (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.  A Beneficial Shareholder who completes and returns an instrument of proxy must indicate thereon the person (usually a brokerage house or securities depositary) who holds his shares as a registered shareholder.

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company.  Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares held for Beneficial Shareholders.  The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. or any other securities depositary firms or brokerage houses are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receiving such a form wish to vote in person at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder’s name in the blank provided or follow such other instructions as may be provided by their brokers/nominees.  The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to ADP Investor Communications Services (“ADP”).  ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to instruct ADP how to vote the Shares.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)

be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)

where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:

1,000,000,000 common shares without par value

Issued and Outstanding:

37,910,364 (1) common shares without par value

(1)  as at January 11, 2005.

Only shareholders of record holding common shares at the close of business on January 11, 2005, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and will be available at the Meeting.  Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is proposed to fix the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as directors.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at January 11, 2005:

Name, Position and Municipality of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director (7)	Number of Shares beneficially owned or directly or indirectly controlled(2)
R. MICHAEL JONES President, Chairman, Chief Executive Officer and Director Vancouver, BC	President, CEO and Director of the Company from 2000 to present.	Feb. 24, 2000	1,513,865 (3)
BARRY W. SMEE (4) (5) Secretary and Director Sooke, BC	President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	Feb. 24, 2000	41,000
IAIN D.C. MCLEAN (4) (5) Director Richmond, BC	Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc. (public company).	Oct. 9, 2000	133,839
ERIC CARLSON (6) Nominee North Vancouver, BC	President of Anthem Properties, real estate development, investment and management business established in 1991.	Nil	Nil
FRANK HALLAM Chief Financial Officer and Director Burnaby, BC	Chartered Accountant since 1993; CFO and Director of the Company from 2002 to present.	March 11, 1983	857,414

NOTES:

(1)

The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Of these shares 981,500 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).

(4)

Denotes member of the Audit Committee.

(5)

Denotes member of the Compensation Committee.

(6)

Should Eric Carlson be elected as a director of the Company, he will be appointed to the Audit Committee to fill the vacancy left by Mr. Douglas Hurst.

(7)

Prior to the incorporation of the Company on February 18, 2002.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor.  This information with respect to the Company is provided in Schedule “A”.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, or if the Company does not have a CFO, an individual who acted in a similar capacity, regardless of the amount of compensation of that individual, and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more.  In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was $150,000 whether or not he was an executive officer at the end of the fiscal year.

The Company’s Named Executive Officers currently are R. Michael Jones the Chairman, President and Chief Executive Officer of the Company and Frank Hallam, the Chief Financial Officer of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)(2)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
R. Michael Jones, Chairman, President & CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$132,319(3) $132,587(3) $112,138(3)	Nil/Nil Nil/Nil 120,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Frank Hallam, Chief Financial Officer	2004 2003 2002	108,000 36,000 Nil	Nil Nil Nil	Nil $13,600(4) $16,100(4)	75,000/Nil Nil/Nil 170,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fiscal years ended August 31.

(2)

Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)

These fees are paid to Mr. Jones pursuant to a management services agreement dated February 27, 2001, for management and administrative services.  See “Interest of Informed Persons in Material Transactions”.

(4)

These fees are paid to Mr. Hallam for management and consulting services.

Long Term Incentive Plan

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one fiscal year.  A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  The Company has not granted any LTIPs during the past fiscal year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended August 31, 2004.

Option Grants in Last Fiscal year

During the fiscal year ended August 31, 2004 the following stock options were granted to the Named Executive Officers:

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Frank Hallam	75,000/N/A	12.71%	$0.70	0.67(2)/N/A	Sept.-17-2008

(1)

Percentage of all of the Company’s options granted during the fiscal year ended August 31, 2004.

(2)

Market value of the Company’s common shares on the TSX Venture Exchange (“TSXV”) on September 17, 2003, being the date of grant.

Aggregated Option Exercises During the Most Recently Completed Fiscal year and Fiscal year-End Option Values

As no options were exercised by the Named Executive Officers in the fiscal year ended August 31, 2004, the following table sets forth details of the value of the Named Executive Officers’ unexercised options on an aggregated basis as of August 31, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End (#)(1)(2) Exercisable/ Unexercisable
R. Michael Jones	Nil	N/A	345,000/N/A	$217,200/Nil
Frank Hallam	Nil	N/A	227,000/N/A	$114,270/Nil

(1)

As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.

(2)

Calculated using the closing price of common shares of the Company on the TSXV on August 31, 2004 (being the last day of the Company’s fiscal year end on which such shares traded) of $1.11 per share, less the exercise price of the stock options granted.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Compensation of Directors

The Company does not compensate its directors in their capacities as such.

Option Grants in Last Fiscal year to Directors Who are Not Named Executive Officers

During the fiscal year ended August 31, 2004, no stock options were granted by the Company to directors who are not Named Executive Officers.

Aggregated Option Exercises in Last Fiscal year and Fiscal year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

The following table sets forth details of the options acquired upon exercise and the value of the unexercised options held by the directors who are not Named Executive Officers of the Company, as a group as of August 31, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Fiscal Year-End (#)(2) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End (#)(2)(3) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (3)	60,000	$72,300	445,000/Nil	$227,600/Nil

(1)

The aggregate value realized is calculated by taking the closing price of the Company’s common shares on the date of exercise, being October 29, 2003, as to 30,000 options, of $1.50 less the exercise price of $0.35, multiplied by the number of securities acquired and being February 20, 2004, as to the remaining 30,000 options, of $1.61 less the exercise price of $0.35, multiplied by the number of securities acquired.

(2)

As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.

(3)

Calculated using the closing price of common shares of the Company on the TSXV on August 31, 2004 (being the last day of the Company’s fiscal year end on which such shares traded) of $1.11 per share, less the exercise price of the stock options granted.

During the most recently completed fiscal year, the following directors, who are not Named Executive Officers, received compensation for services provided to the Company in their capacities as consultants and/or experts:

Barry Smee received $7,934 for geological consulting services.

Douglas Hurst received $1,000 for geological consulting services.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Toronto Stock Exchange, has issued guidelines on corporate governance procedures for its listed companies and for companies maintaining a Tier 1 status on the TSX Venture Exchange, on which the Company’s common shares are listed and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the “Guidelines”).  Where a company’s corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed.  The directors of the Company have considered the Guidelines and sought advice from the Company’s solicitors.  The Company’s approach to corporate governance in the context of the 14 specific Guidelines is set out in the attached Schedule “B”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed fiscal year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The Company implemented a stock option plan (the “Current Plan”) on January 14, 2003, which was approved by the Company’s shareholders on February 11, 2003.  On February 19, 2004 the shareholders of the Company approved an amendment to the Current Plan increasing the maximum number of shares issuable pursuant to such Current Plan from 2,725,915 common shares to 3,100,000 common shares.  The Current Plan is administered by the Board of Directors or such committee of the Board as may be designated by the Board (the “committee”).  Options may be granted pursuant to the Current Plan to the Company’s directors, officers, employees and consultants to purchase common shares on such terms that the Board or committee may determine, subject to the limitations of the plan and the rules of applicable regulatory authorities.  The exercise price for options granted under the Current Plan may not be less than the closing price of the Company’s common shares on the TSXV on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the TSXV.  Options under the Current Plan are non-assignable and are exercisable for a period of up to ten years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Board of Directors of the Company has approved, subject to the necessary shareholder approval and regulatory acceptance, a further amendment to the Current Plan to increase the maximum number of shares issuable pursuant to the Current Plan from 3,100,000 common shares to 3,790,000 common shares.     Also see, “Particulars of Special Business to be Acted Upon – Amendment to Stock Option Plan”.

The following table provides information regarding the Current Plan, being the only compensation plan in effect as of the end of the Company’s most recently completed fiscal year, under which securities of the Company are authorized for issuance to directors, officers, employees and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	1,667,000	$0.59	473,000
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	1,667,000	$0.59	473,000

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No director or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company, in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has, since September 1, 2003 (being the commencement of the Company’s last completed financial year), had any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

1.

The management services agreement, dated February 27, 2001, between the Company and R. Michael Jones, the President, Chief Executive Officer and a director of the Company, pursuant to which it was agreed that the Company would pay Mr. Jones a monthly fee of $10,000 for management and administrative services for the 12 month period ended February 27, 2002, which has been renewed annually since February 27, 2002, was renewed by the Company, at a monthly fee of $11,000, for another 12 month period ending February 27, 2005.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, as auditors of the Company and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP were first appointed auditors of the Company on September 15, 2000.

MANAGEMENT AND CONSULTING CONTRACTS

Other than as set forth under “Interest of Informed Persons in Material Transactions” in this Information Circular, the Company has not entered into any further management contracts.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the approval of the amendment to the Company’s Incentive Stock Option Plan.

PARTICULARS OF SPECIAL BUSINESS TO BE ACTED UPON

A.

Removal of Pre-Existing Company Provisions, Amendment to the Share Structure of the Company and Adoption of New Articles

On March 29, 2004, British Columbia adopted the Business Corporations Act (the “New Act”) to replace the Company Act (the “Former Act”), which previously governed the Company.  To make the laws governing British Columbia corporations more consistent with other Canadian and United States jurisdictions and to provide shareholders with a greater choice of effective governance structures, the New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, limitations on the location of annual general meetings and limits on authorized share structure.  As well the New Act uses new forms and terminology.

Under the New Act, every company incorporated, amalgamated or continued under the Former Act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the Company, the name of the Company, the address of the registered and records office of the Company and the names and addresses of the directors of the Company.  Although this two year deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the New Act until it has completed the mandatory transition rollover.  Under the New Act, the directors of the Company are permitted to approve and complete this mandatory transition rollover, and as a result, the Company expects to file its transition application shortly after the mailing of this Information Circular.

To assess the opportunities offered by the New Act, Management and the Board of Directors reviewed the existing Articles (the “Existing Articles”) of the Company and the New Act to determine what changes, if any, to recommend.  As a result, management is seeking shareholder approval to remove certain provisions from the Existing Articles that relate to restrictions contained in the Former Act and that are no longer required under the New Act.  In addition, management is seeking shareholder approval to alter the share structure of the Company, change the name of the Company and replace the Company’s Existing Articles with new Articles (the “New Articles”), which will incorporate some of the more flexible provisions of the New Act.   Management and the Board of Directors believe that amending the Company’s Notice of Articles and the Company’s authorized share structure by filing a Notice of Alteration and replacing the Company’s Existing Articles with the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with the New Act.

In order to be effective, the proposed special resolutions must be approved by a three-quarters (75%) majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

Management and the Board of Directors believe that the passing of the following special resolutions is in the best interest of the Company and recommend that shareholders vote in favour of the special resolutions.

IT IS THE INTENTION OF THE PERSONS DESIGNATED BY MANAGEMENT AS PROXYHOLDERS IN THE FORM OF PROXY WHICH ACCOMPANIES THIS INFORMATION CIRCULAR TO VOTE THE SHARES REPRESENTED IN A PROXY IN FAVOUR OF THE FOLLOWING SPECIAL RESOLUTIONS UNLESS SUCH PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

I.

Removal of Pre-Existing Company Provisions

Under the New Act, a company remains subject to “Pre-existing Company Provisions” (as defined in the Business Corporations Act) contained in its corporate documents until the shareholders remove the Pre-existing Company Provisions by special resolution.  Given the Company’s status as a public company, only two Pre-existing Company Provisions would continue to apply to the Company following the completion of its transition under the New Act unless removed:

1.

Under the Pre-existing Company Provisions, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions.  The New Act does not contain a similar provision.  While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, Management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable.  Accordingly, if shareholders approve the removal of the application of the Provisions, this requirement will no longer apply to the Company.  Any such repurchases remain subject to compliance with applicable securities legislation and stock exchange rules and policies.

2.

The Pre-existing Company Provisions would also maintain the requirement under the Former Act that no less than three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for that special resolution to be passed.  Under the New Act, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting.  Management and the Board of Directors believe that the reduced threshold for certain, but not all, special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions.  Accordingly, subject to shareholder approval to the special resolutions below, the proposed New Articles will reflect the lower threshold for certain, but not all, special resolutions.  Shareholders should carefully review the description of the proposed changes which the New Articles will effect which is attached as Schedule “C” to this Information Circular.

In order to remove the application of the Pre-existing Company Provisions, the shareholders of the Company will be asked at the Meeting to pass the following special resolution:

“BE IT RESOLVED, as a special resolution, that:

(a)

the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act of British Columbia) and that the Pre-existing Company Provisions be and are hereby removed and no longer apply to the Company; and

(b)

any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions, and to do such further acts, as may be necessary to give full effect to this special resolution.”

II.

Alteration to Authorized Share Structure

Under the Former Act, the Company was required to limit its authorized (as opposed to actual issued) share structure.  This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allows a Company to authorize an unlimited number of shares as its authorized capital.  Under the New Act, the Company may, if authorized by its shareholders, now alter its authorized share structure to an unlimited number of common shares without par value.  The Company currently has an authorized capital of 1,000,000,000 common shares without par value.  The directors believe that removing the limits on the Company’s authorized share structure will be of benefit to the Company and its shareholders in any future acquisition or financing transaction that requires the issuance of additional common shares.  Cost savings will also be realized as future shareholder approval to increase the authorized capital will no longer be required.  As such, Management is proposing that the Notice of Articles be amended to reflect that the Company have an unlimited number of authorized common shares without par value.  Accordingly, the Shareholders will be asked at the Meeting to pass the following special resolution:

“BE IT RESOLVED, as a special resolution, that:

(a)

the authorized share structure of the Company be altered from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value as set out in subsection 2.1 of the New Articles, and the Notice of Articles of the Company be altered accordingly;

(b)

any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, including the required Notice of Alteration, and to do such further acts, as he in his discretion may deem necessary to give full effect to this special resolution.

(c)

the board of directors of the Company is hereby authorized at any time, in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.”

III.

Replacement of Articles

The New Act amends the form of articles which govern a company and the new form of articles includes information previously contained in a company’s Memorandum.  Management proposes the adoption of the New Articles to better conform to the structure of the New Act and to modernize the Company’s governing rules and provide a more effective constitutional structure.  A discussion regarding the main differences between the Company’s Existing Articles and the proposed New Articles is attached as Schedule “C”, which Shareholders are encouraged to review.  A copy of the New Articles may be inspected at the registered office of the Company, Suite 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, CANADA  V7X 1J1 during normal business hours and at the Annual General Meeting to be held on February 22, 2005 at Suite 328 – 550 Burrard Street, Vancouver, BC  V6C 2B5.  In addition, a copy of the New Articles will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Secretary of the Company.  Any such requests should be mailed to the Company, at its registered office, to the attention of the Secretary.

It is a requirement, under the New Act, that any amendment to a company’s articles must receive shareholder approval by way of special resolution.  Accordingly, the Shareholders will be asked at the Meeting to pass the following special resolution:

“BE IT RESOLVED, as a special resolution, that:

(a)

the Articles of the Company be altered by deleting and cancelling the Existing Articles and creating and adopting the New Articles as the Articles of the Company, as referenced in the Company’s information circular dated January 11, 2005, provided that any alteration in the New Articles that would render incomplete or incorrect any information in the Notice of Articles of the Company shall not take effect until the Notice of Articles of the Company is altered to reflect such alteration;

(b)

the New Articles shall state the Company’s name and authorized share structure and be amended to reflect any changes to the Company 's name and authorized share structure;

(c)

any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, including the required Notice of Alteration, and to do such further acts, as he in his discretion may deem necessary to give full effect to this special resolution; and

(d)

the board of directors of the Company is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.”

Should the shareholders not approve the removal of the Pre-existing Company Provisions and/or the alteration to the Company’s authorized share structure, both as noted in I and II, respectively, above, the New Articles will be amended to include the Pre-existing Company Provisions and to reflect the Company’s existing authorized share structure of 1,000,000,000 common shares without par value.

B.

Amendment to Stock Option Plan

At the meeting, shareholders will be asked to approve a resolution authorizing an amendment to the Current Plan.  The board of directors has approved an amendment to the Current Plan designed to limit the number of options available for grant under the Current Plan to approximately 10% of the Company’s issued capital (37,910,364 shares as at the Record Date) by replenishing 960,000 common shares which have been issued upon the exercise of options previously granted under the Current Plan since September 1, 2003 to the date of this information circular and increasing the number of common shares available for issuance upon the exercise of options granted under such Current Plan by an additional 690,000 common shares.  Shareholders will be asked at the Meeting to ratify this amendment in the form of the resolution set forth in Schedule “D” to the Information Circular (the “Amendment”).

Prior to the Amendment, the maximum number of shares available under the Current Plan for issuance was 3,100,000 (which was equal to approximately 10% of the issued and outstanding common shares as at January 13, 2004).  As at January 11, 2005, 1,667,000 options remain outstanding and unexercised and 473,000 are available for future grants.  Following receipt of Shareholder approval to the Amendment, the Company would have an aggregate of 3,790,000 common shares available for issuance upon the exercise of options previously granted and options available for granting, which will represent approximately 10% of the Company’s currently issued and outstanding common shares.  No financial assistance is or will be provided to participants in the Current Plan by the Company to facilitate the purchase of common shares under the Current Plan.

The Current Plan is intended to provide the board of directors with the ability to issue options to provide the employees, consultants, officers and directors of the Company with long-term equity-based performance incentives which are a key component of the Company’s executive compensation strategy.  The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value.  This is accomplished through the use of stock options whose value over time is dependent on market value.

Under the amended Current Plan, the following conditions still remain in full force and effect:

(a)

the number of optioned common shares granted to insiders during any 12 month period may not exceed 10% of the issued shares of the Company;

(b)

the number of optioned common shares reserved for issuance under stock options granted to Insiders may not exceed 10% of the issued shares of the Company;

(c)

the number of optioned common shares granted to any one individual during any 12 month period may not exceed 5% of the issued shares of the Company (unless the Company is a Tier 1 Issuer and disinterested shareholder approval has been obtained);

(d)

the number of optioned common shares granted to any one consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(e)

the number of optioned common shares granted to all persons employed to provide investor relations activities (as a group) may not exceed 2% of the issued shares of the Company during any 12 month period;

in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time.

(f)

the exercise price of an option may not be set at less than the minimum price permitted by the stock exchange on which the Company’s securities are listed for trading;

(g)

options may be exercisable for a period of up to 10 years;

(h)

the options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within one year from the date of the optionee’s death; and

(i)

options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period.

A copy of the amended Current Plan may be inspected at the registered office of the Company, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, CANADA V7X 1J1 during normal business hours and at the Annual General Meeting to be held on February 22, 2005.  In addition, a copy of the plan will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Secretary of the Company.  Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

The text of the resolution is set forth in Schedule “D”.  The Amendment is by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.”  The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website.  Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting R. Michael Jones, President.  In addition, any shareholder that would like a copy of the Company’s proposed New Articles as described in Schedule C attached hereto may do so in writing to the Company’s registered office address of Suite 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, CANADA, V7X 1J1 to the attention of Lawrence W. Talbot.

Schedule “A”

Audit Committee

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, it is intended that the following will be the members of the Audit Committee:

Barry Smee	Independent(1)(3)	Financially literate(2)
Eric Carlson	Independent(1)	Financially literate(2)
Iain D.C. McLean	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)

Mr. Smee is the Secretary of the Company, however as he is not remunerated as a member of management and as he acts in a manner independent of management, the Company believes that he is an Independent member of the Audit Committee.

The Audit Committee’s Charter

The following is the text of the current Charter for the Audit Committee as adopted by the Board on January 11, 2005.  Such Charter may be amended by the Board in the future in light of evolving corporate governance standards.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the “Board”) in fulfilling its responsibilities.  The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

Authority

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings as appropriate.

Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company, at least one of whom will have accounting or related financial management expertise

The chairman of the Audit Committee will be nominated by the committee from time to time.

A quorum for any meeting will be two members.

The secretary of the Audit Committee will be the Secretary of the Company, or other such person as may be nominated by the Chairman of, and approved by, the Audit Committee.

Attendance at Meetings

The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

Meetings shall be held not less than four times a year.  Special meetings shall be convened as required.  External auditors may convene a meeting of the Audit Committee if they consider that it is necessary.

The proceedings of all meetings will be minuted.

Roles and Responsibilities

The Audit Committee will:

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

Review any legal matters which could significantly impact the financial statements as reported on by the Company’s counsel and meet with outside independent counsel whenever deemed appropriate.

Review the annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

(a)

actual financial results for the interim period varied significantly from budgeted or projected results;

(b)

generally accepted accounting principles have been consistently applied;

(c)

there are any actual or proposed changes in accounting or financial reporting practices; or

(d)

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

Review the performance of the external auditors and approve in advance provision of services other than auditing.  Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the company.  The Board authorizes the Chairman of the Audit Committee to approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

Review and approve the Company’s hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

Establish a procedure for:

(a)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

Perform other functions as requested by the full Board.

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

Review and recommend updates to the charter; receive approval of changes from the Board.

With regard to the Company’s internal control procedures, the Audit Committee is responsible to:

(a)

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(b)

review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2003	$39,750	$5,750	$1,500	Nil
2004	$42,500	$23,000	Nil	Nil

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Exemption

The Company is relying upon the exemption in section 6.1 of the Multilateral Instrument 52-110 – Audit Committees.

SCHEDULE  “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Compliance with the Guidelines

To enhance disclosure to the shareholders, the Company’s corporate governance practices in relation to the Guidelines are specifically set out below.

1.

The board should explicitly assume responsibility for stewardship of the Company.

The board of directors is responsible for the conduct of the Company’s affairs generally.

As part of the overall stewardship of the Company, the directors should assume responsibility for:

(a)

adoption of a strategic planning process

The board of directors is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management.

(b)

identification of principal risks and implementation of appropriate systems to manage those risks

The board of directors is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.

(c)

succession planning, including appointing, training and monitoring management

Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also falls within the ambit of the board of directors’ responsibilities.  The board of directors has established a compensation committee of non-management directors.

(d)

a communications policy

The board of directors is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.

(e)

the integrity of internal control and management information systems

In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company’s internal control and management information systems.

2.

The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company.

Two of the Company’s five directors are unrelated, and one director, while the Secretary and therefore an officer, is not remunerated as a member of management and acts in a manner independent of management.  As a result the Company believes that it has a majority of unrelated directors.

3.

The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.

The Company believes that the board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the five individuals on the Board, the only related directors are Mr. Jones, who is the President of the Company and Mr. Hallam, who is the Chief Financial Officer of the Company.  Mr. Smee, while the Secretary of the Company, acts in a manner independent of management and the Company believes that Mr. Smee qualifies as an unrelated director. Each of the remaining two directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.

4.

The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.

Since the size of the board is already limited, the directors believe that functions of such a committee can best be served by the board as a whole.

5.

Every board should implement a process for assessing the effectiveness of the board as a whole, the board’s committees and individual directors.

The board is of the view that the Company’s shareholders are the most important assessors of board performance and that they provide the most effective, objective assessment of the board’s performance.

6.

Every company should provide an orientation and education program for new recruits to the board.

The Company does not provide a formal orientation and education program for new directors.  However, new directors are given the opportunity to familiarize themselves with the Company, the current directors and members of management.

7.

Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.

The board considers its size, in light of the Company’s state of development, to be appropriate.

8.

The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.

Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the TSX Venture Exchange and the Company’s stock option plan.  Members of the board who occasionally perform professional services for the Company do so on an ad hoc and per diem basis.  At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.

9.

Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.

The Audit Committee and the Compensation Committee, being the only committees of the board, are composed of a majority of the members who are both outside and unrelated directors.

The Audit Committee

The Audit Committee consists of three independent and unrelated directors.  The role of the Audit Committee is to assist the board in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to:  (i) the integrity of the Company’s financial statements; (ii) the financial reporting process; (iii) the systems of internal accounting and financial controls; (iv) the performance of the Company’s internal audit function and independent auditors; (v) the independent auditor’s qualifications and independence; and (vi) the Company’s compliance with ethics policies and legal and regulatory requirements.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of the Company’s auditors, pre-approving all audit and non-audit services provided by the auditors and establishing the remuneration of the auditors.

The Compensation Committee

The Compensation Committee will consist of one unrelated director, Mr. McLean, and one outside director, Mr.  Smee, who, although he is a non-executive and not compensated for his service as an officer, is considered an inside director due to the fact that he is the Secretary of the Company.  The role of the Compensation Committee is primarily to administer the Company’s Stock Option Plan and to determine the remuneration of executive officers.

10.

Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company’s approach to governance issues.

The board of directors is responsible for developing and implementing the Company’s approach to governance issues.  Information supplied by the Company’s legal counsel and auditors with respect to corporate governance, disclosure and accounting rules are circulated to the whole board regularly.

11.

The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.

The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management’s responsibilities.  The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

The board is responsible for approving annual operating plans recommended by management.  Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

12.

Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.

The board believes the Company is well served and the independence of the board from management is not compromised.  The board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the board can function independently of management.  The board believes that its current composition, in which three of five directors is a member of management, is sufficient to ensure that the board can function independently of management.  Mr. Smee, the Secretary of the Company, is not compensated as a member of management and the Company believes that he is therefore effectively independent.

13.

The audit committee of every board of directors should be composed of only outside directors.  The roles and responsibilities of the audit committee should be specifically defined.

Two of the three members of the Audit Committee are outside directors and unrelated directors and the Company believes that the remaining member is effectively independent.  The role of the Audit Committee is to oversee the Company’s financial reporting obligations, financial systems and disclosure and to act as a liason between the board and the Company’s auditors.  The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring the internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors.

14.

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.

Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

SCHEDULE “C”

Set out below is a discussion of the changes proposed under the New Articles.  These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act.  The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act.  For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act.  Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.  For full particulars, please refer to the text of the proposed New Articles, a copy of which can be obtained as set out in the Information Circular.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).  However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person.  This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their businesses.  As a result, the New Articles provide that the Company will be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person.  Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor’s Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company.  The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration.  Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration.  As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice.  More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the number of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution.  Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution.  The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act.  The New Articles propose that the passage of a special resolution will require a majority of two-thirds of the votes cast on a resolution except in the case of a special resolution to remove a director between annual general meetings, which will retain the existing requirements for a majority of three-quarters of the votes cast on such resolution.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes.  This change in the New Act reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses.  Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and a change in the name of the Company. Changes such as subdivisions, consolidations and name changes were previously required to be approved by shareholders under the Former Act.  Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved.  This is very expensive for the Company, and often results in unnecessary time delays and costs.

As a result, management and the board of directors are proposing that the New Articles provide for the following matters to require a directors’ resolution only, and not require a shareholders’ resolution:

  a subdivision of all or any of the unissued, or fully paid issued, shares;

  a consolidation of all or any of the unissued, or fully paid issued, shares; and

  a change of name of the Company.

Other capital and share structure changes will continue to require shareholder approval.  Management believes that it is in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.  Any such changes would continue to be subject to applicable securities laws and the rules and policies of applicable stock exchanges (which may require shareholder approval in certain cases).

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%.  Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness.  The New Articles provide that the Company is permitted to pay or offer the commission or discount as permitted in the New Act.  Management of the Company believes that the 25% maximum limit should not be set out in the New Articles; as such a limit does not consider factual circumstances nor apply a test of reasonableness.  By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions.  In addition, since the Company is a public company, it is subject to the requirements of the Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the Former Act provisions.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method.  This change reflects recent developments under securities legislation.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders.   As a result, the New Articles allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through mail or facsimile delivery or any other method of transmitting legibly recorded messages.  This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using facsimile, email and other methods permitted under securities legislation.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions.  As this is no longer a requirement of the New Act, the New Articles do not contain a similar provision.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions.  In addition, the President was required to be a director of the Company.  These were requirements under the Former Act.  However, under the New Act, those requirements no longer exist, and as a result, the New Articles do not contain these requirements.  Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the Former Act.  Under the New Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting.  As a result, the New Articles do not contain a requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds.  Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate.  As a result, the New Articles provide for this additional right.  The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated.  As directors of the Company are bound by these provisions, the New Articles do not contain reference to the old disclosure of interest provisions and refer instead to the provisions contained in the New Act.

Directors’ Meetings

Under the New Act, the provisions relating to directors’ meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other.  The New Articles broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles allow directors to receive notices of meetings by electronics means, which allows for quicker and more efficient communication with directors of the Company.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances.  The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act.  Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”.  An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company.  However, under the New Act, the Company is prohibited from paying an indemnity if:

(i)

the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)

the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act.  Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Authorized Share Structure

Under the Former Act, the Company was required to set a maximum number for its authorized share structure and such number was required to be contained in the Company’s Memorandum.  Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share structure must be contained in a company’s Notice of Articles.  The New Articles are based on the passage by the Shareholders of a special resolution to alter the Company’s authorized share structure from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and such altered authorized share structure is therefore reflected in the New Articles.  Should the Shareholders fail to pass the special resolution removing the limitations on the Company’s authorized share structure, the Company’s New Articles will reflect its current authorized share structure of 1,000,000,000 common shares without par value, or such other share structure as may be approved by the shareholders.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting.  The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the New Articles reflect this provision.

Location of Shareholder Meetings

Under the Former Act, shareholder meetings were required to be held in British Columbia, unless an application was made and accepted by the registrar to hold the meeting elsewhere.  Under the New Act, companies may hold shareholder meetings at a location outside of British Columbia.  Accordingly, the New Articles allow for the Company to hold meetings outside of British Columbia.

SCHEDULE “D”
ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
PLATINUM GROUP METALS LTD.

(the “Company”)

RE:

Amendment to the Company’s Stock Option Plan

WHEREAS the Company wishes to replenish the number of common shares available for the grant of options under its Plan, to replace 960,000 common shares which have been issued upon the exercise of previously granted options during the period from September 1, 2003 to the date of this information circular, to increase the number of common shares available for issuance upon the exercise of options by an additional 690,000 common shares and to properly reflect in the Plan the actual number of common shares available for issuance upon the exercise of options granted under the Plan.

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

1.

The Company is hereby authorized to amend Section 5.1 (a) of the Company’s Plan to replace 960,000 common shares which have been issued upon the exercise of previously granted options and increase the number of common shares which are available for issuance under the Plan by 690,000 common shares so that an aggregate number of common shares, being equal to approximately 10% of the Company’s issued and outstanding common shares as at January 11, 2005, will be available for the issuance of options under the Plan, by deleting Section 5.1 (a) in its entirety and replacing it with the following:

“5.

Number of Shares Reserved under the Plan

5.1

The number of Shares that may be reserved for issuance under the Plan, is limited as follows:

(a)

The maximum aggregate number of Shares which may be reserved for issuance pursuant to the exercise of Options granted under the Plan shall be 3,790,000 Shares (including Shares issuable upon the exercise of outstanding stock options as at January 14, 2003, referred to in subsection 4.3 hereof), provided that:

(i)

if any Shares covered by an Option subject to the Plan are forfeited, or if an Option has expired, terminated or been cancelled for any reason whatsoever (other than by reason of exercise), then the maximum number of Shares for which Options may be granted hereunder shall be increased by the number of Shares which were the subject of such forfeited, expired, terminated or cancelled Option;

(ii)

such maximum number of Shares shall be appropriately adjusted in the event of any subdivision or consolidation of the Shares; and”

2.

The Board of Directors of the Company be authorized to make any changes to its Stock Option Plan as may be required by the TSX Venture Exchange or the Toronto Stock Exchange.

3.

Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

PTM

PLATINUM GROUP METALS LTD.
(the "Company")

Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Corporation's annual financial statements and related MD&A, interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:

The undersigned Securityholder hereby elects to receive:

☐ Interim Financial Statements for the first quarter ended November 30, 2004, second quarter ended February 28, 2005 and third quarter ended May 31, 2005 and the related MD&A;

☐ Annual Financial Statements for the fiscal year ended August 31, 2005 and related MD&A; or

☐ BOTH – Interim Financial Statements and MD&A and the Annual Financial Statements and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name: ______________________________

Address: ______________________________

____

City ______________________________ **Postal Code:** __________________

Email: ______________________________

I confirm that I am a **registered / beneficial (circle one) shareholder** of the Company.

Signature of
Securityholder: ______________________________ Date: ____________________

CUSIP: 72765Q205

Proxy

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, R. Michael Jones, the President, Chief Executive Officer and a Director of the Company, or failing this person, Frank Hallam, the Chief Financial Officer and a Director of the Company, or in the place of both of the foregoing, ____, as proxyholder for and on behalf of the Registered Shareholder, with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting , and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular).

	Resolution	For	Against
1.	To determine the number of directors at FIVE (5)	________	________
		For	**Withhold**
2.	To elect as Director, R. MICHAEL JONES	________	________
3.	To elect as Director, BARRY W. SMEE		
4.	To elect as Director, IAIN D.C. MCLEAN	________	________
5.	To elect as Director, ERIC CARLSON	________	________
6.	To elect as Director, FRANK HALLAM		
7.	To appoint Deloitte & Touche LLP, as auditors of the Company.	________	________
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration.	________	________
9.	Pursuant to the enactment of the new *Business Corporations Act* and the repeal of the *Company Act*, to approve, by special resolution, the removal of the Pre-existing Company Provisions, all as more particularly set out in the Company's information circular dated January [11], 2005.	________	________

	Resolution	For	Against
10.	Pursuant to the enactment of the new *Business Corporations Act* and the repeal of the *Company Act*, to approve, by special resolution, the alteration of the Company's authorized share capital from 1,000,000,000 common shares to an unlimited number of common shares, all as more particularly set out in the Company's information circular dated January [11], 2005.	________	________
11.	Pursuant to the enactment of the new *Business Corporations Act* and the repeal of the *Company Act*, to approve, by special resolution, the replacement of the Company's Existing Articles with the New Articles, all as more particularly set out in the Company's information circular dated January [11], 2005.	________	________
12.	To pass an ordinary resolution to approve an amendment to the Company's stock option plan, as more particularly set out in the Company's information circular dated January [11], 2004.	________	________

Except to the extent otherwise noted, the undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: ____

Please Print Name: ____

Date: ____

Number of Shares
Represented by Proxy: ____

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed by you**, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is or both choices are specified, the proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be effective, **an Instrument of Proxy *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, R. Michael Jones, President and CEO of Platinum Group Metals Ltd. (the “Corporation”), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Platinum Group Metals Ltd., (the “issuer”) for the interim period ending November 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: January 28, 2005

“R. Michael Jones”

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of Platinum Group Metals Ltd. (the “Corporation”), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Platinum Group Metals Ltd., (the “issuer”) for the interim period ending November 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: January 28, 2005

   “Frank R. Hallam”

Chief Financial Officer